UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of December 2024

Commission File No.: 001-41587

MultiMetaVerse Holdings Limited

Room 7033, 7/F, Tower B, No. 785 Hutai Road, Jingan District
Shanghai, China, 200065
(Address of Principal Executive Offices.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

On December 1, 2024, MultiMetaVerse Holdings Limited (the “Company” or “MMV”) entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with certain parties named therein (the “Transferors”) to acquire Bowong AI Limited, a Cayman Islands company (“Bowong Cayman”). After a series of restructuring transactions, Bowong Cayman is expected to indirectly hold 100% equity interests in Bowong Technology (Shenzhen) Co., Ltd. (“Bowong Technology”), a company equipped with cutting-edge technologies that is vertically integrated in the AI e-commerce sector. Upon completion of the transaction, MMV will issue an aggregate of 37,000,000 Class A ordinary shares to the Transferors, and Bowong Cayman will become MMV’s wholly-owned subsidiary, and Bowong Technology and all the subsidiaries and affiliates controlled by it will become MMV’s consolidated subsidiaries and affiliates. The transaction is subject to the completion of the requisite corporate and other approvals and customary closing conditions. There can be no assurance that the transaction will be consummated in a timely manner, or at all.

A copy of the Share Exchange Agreement is attached hereto as Exhibit 10.1, and is incorporated by reference. The foregoing summary of the terms of the Share Purchase Agreement is subject to, and qualified in its entirety, by such document.

MMV has issued a press release in connection with the Share Exchange Agreement. A copy of the press release is attached hereto as Exhibit 99.1.

Financial Statements and Exhibits.

Exhibit No.	Description
10.1	Share Exchange Agreement dated December 2, 2024
99.1	Press Release dated December 2, 2024

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 2, 2024

MULTIMETAVERSE HOLDINGS LIMITED

By:	/s/ Yiran Xu
Name:	Yiran Xu
Title:	Chief Executive Officer

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